 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Nordenvall, Bjorn (Last) (First) (Middle) c/o OXiGENE, Inc. 321 Arsenal Street (Street) Watertown, MA 02472 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol OXiGENE, Inc. OXGN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/02/2002		A	345,053 / A / (1)	345,053	D	N/A
				/ /	237,500	I	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Option for Common Stock (right to buy)	$8.94 (3)	02/02/2002		J (3)	120,053 D	(4) / 6/14/2006	Common Stock / 120,053	N/A	0	D	N/A
Option for Common Stock (right to buy)	$18.125 (3)	02/02/2002		J (3)	60,000 D	12/15/1999 / 12/15/2008	Common Stock / 60,000	N/A	0	D	N/A
Option for Common Stock (right to buy)	$18.125 (3)	02/02/2002		J (3)	30,000 D	12/15/1999 / 12/15/2008	Common Stock / 30,000	N/A	0	D	N/A
Option for Common Stock (right to buy)	$5.06 (3)	02/02/2002		J (3)	55,000 D	7/12/2002 / 7/12/2011	Common Stock / 55,000	N/A	0	D	N/A
Option for Common Stock (right to buy)	$9.69 (3)	02/02/2002		J (3)	40,000 D	6/29/2000 / 6/29/2009	Common Stock / 40,000	N/A	0	D	N/A
Option for Common Stock (right to buy)	$11.75 (3)	02/02/2002		J (3)	40,000 D	6/29/2001 / 6/29/2010	Common Stock / 40,000	N/A	0	D	N/A
Option for Common Stock (right to buy)	$1.85	04/23/2002		A	30,000 A	4/23/2002 / 4/23/2012	Common Stock / 30,000	N/A	30,000	D	N/A
Explanation of Responses:

(1) Acquired pursuant to an agreement with OXiGENE, Inc. (the "Company") for past services rendered to the Company.
(2) The nature of indirect beneficial ownership is that (a) 160,500 of these shares are held by a corporation in which Dr. Nordenvall's family holds all of the outstanding stock, and (b) the remaining 77,000 shares are held through a capital insurance placed by Dr. Nordenvall.
(3) At the election of Dr. Nordenvall, the options were forfeited and cancelled as provided in the option agreement between Dr. Nordenvall and the Company. Dr. Nordenvall disclaims any obligation to report such forfeiture and cancellation of options and is reporting on this Form 5 voluntarily.
(4) The options become exercisable as follows: 80,036 on 6/14/97 and 40,017 on 6/14/98.

By:	Date:
/s/ Bjorn Nordenvall	02/19/2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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